May 10, 2007

VIA EDGAR AND FACSIMILE: (202) 772-9209

Ms. Kenya Wright Gumbs
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Medical Media Television, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2006

Dear Ms. Gumbs:

On behalf of Medical Media Television, Inc. (the “Company”), this letter responds to the comments you provided by letter dated April 26, 2007 regarding the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in our correspondence dated September 11, 2006.

Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations

1. We note your responses to comments 1 and 2. You indicate that your production costs are in the development of all the content contained on all the DVDs provided under the subscriptions, not in development of a salable individual DVD item. However, we do not believe that this is an appropriate justification for recording these costs as operating expenses as incurred. Since the sale of subscriptions for programming contained on the DVDs is your primary source of revenue, we believe that the direct production costs of the programming/DVDs should be capitalized as part of inventory and amortized over the estimated subscription periods over which you will generate the related revenue. We also believe that amortization of these costs should be classified as cost of sales. Please review or advise us in detail, addressing your consideration of SOP 00-2.

We apologize for any misunderstanding on this issue, as we did not properly explain how we are accounting for our production costs. Costs incurred for production of educational programming for our subscription services are, and have been, accounted for in conformity with SOP 00-2. Costs associated with the production and distribution of the Company’s DVD magazine are broken into two parts: 1) quarterly production of educational segments which includes the cost of the production facility and associated costs, scripts and talent, and 2) monthly mastering, subtitling, replication and distribution.

The typical life of a subscription educational programming segment is 90 days. The costs associated with quarterly production are incurred two months in advance of the inclusion of the segments in our DVD magazine and these costs are considered current for three months. After that time, we update the DVD magazine with new and previously produced segments for the next three-month period. We charge these costs to operating expense over the three-month period in which they are considered current.

Ms. Kenya Wright Gumbs
May 10, 2007
Page Two

During 2006, the Company recognized $70,000 in costs such as studio time, talent and script preparation, and other expenses directly attributable to producing educational programming segments, and $216,000 in costs directly attributable to the mastering, subtitling, replication, packaging and distribution expenses that are incurred as the subscription series DVDs are actually shipped. At December 31, 2006, we included $14,000 in prepaid expenses for educational programming segments production costs.

During 2006, we began selling the Your Series of educational programming. These DVDs, separate and distinct from our monthly subscription DVD magazines, are sold or given to health care professionals who give them to their clients/patients for viewing at home. The Your Series DVDs incorporate certain educational segments that had previously been used on our monthly subscription DVD magazines. The Your Series DVDs, which sell for $1 to $2 each, totaled less than 1% of our sales for 2006. At December 31, 2006, we included $4,000 in prepaid expenses for costs related to Your Series DVDs purchased in 2006, but not shipped until 2007. The Your Series DVDs are sold as an accommodation to our subscription customers and sales of these products are never expected to provide a material amount of our corporate revenues.

We have previously reported the DVD production costs as a separate item included in other operating expense to clearly identify these material expenses, but we will begin aggregating them with cost of goods sold as you have specified.

2. Additionally, it is unclear what you mean by “the accounting for these sales for the year ended December 31, 2006 will appropriately reflect the treatment of EITF 00-21.” Please explain to us in detail how you have applied the guidance in EITF 00-21 in accounting for the sale of your stand-alone DVDs which you state are sold individually and independent of your subscriptions.

Inasmuch as we now have three revenue sources: (i) advertising on our networks, (ii) subscription income from our monthly DVD magazines, and (iii) sales of the individual Your Series DVDs, even though miniscule in volume, we are recording all sales in accordance with EITF-00-21 which deals with multiple deliverables of similar products. We had initially offered free three-year subscriptions to our monthly DVD magazines. As these free subscriptions are being renewed, subscribers are electing to renew for only an additional one-year term, therefore much of the potential for incorrect allocation of costs to the appropriate period is significantly reduced.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kenya Wright Gumbs
May 10, 2007
Page Three

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 888-7330 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely, /s/ Philip M. Cohen Philip M. Cohen President and Chief Executive Officer

cc:	Joseph A. Probasco, Esq. Bush Ross, P.A. Joe Kennedy, CPA Baumann, Raymondo & Company, P.A